

April 3, 2008

Mr. John M. Morphy
Chief Financial Officer, Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625-2396

Re: **Paychex, Inc.**
Form 10-K for the fiscal year ended May 31, 2007
File No. 0-11330

Dear Mr. Morphy:

We have reviewed your response to our letter dated February 19, 2008 and have the following comments. We ask that you respond by April 17, 2008.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 38

1. We note that the net change in client fund deposits is being classified as investing activities on your statement of cash flows. Please explain in detail how this classification of cash received from and paid on behalf of your clients as an investing activity is consistent with SFAS 95. Also, please tell us your consideration for presenting the net increases and decreases in client fund deposits as either an operating cash flow or a financing cash flow.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief